Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2022

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2022

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2021	2022
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	12,990	11,446
Short-term bank deposits	44,145	39,144
Prepaid expenses	127	161
Other receivables	142	190
Total current assets	57,404	50,941

NON-CURRENT ASSETS
Property and equipment, net	952	855
Right-of-use assets, net	1,331	1,273
Intangible assets, net	21,704	21,704
Total non-current assets	23,987	23,832
Total assets	81,391	74,773

Liabilities and equity

CURRENT LIABILITIES
Current maturities of long-term loan	2,757	1,903
Accounts payable and accruals:
Trade	5,567	5,784
Other	1,227	1,264
Lease liabilities	168	147
Total current liabilities	9,719	9,098

NON-CURRENT LIABILITIES
Warrants	1,859	604
Lease liabilities	1,726	1,658
Total non-current liabilities	3,585	2,262
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	13,304	11,360

EQUITY
Ordinary shares	21,066	21,066
Share premium	339,346	339,444
Warrants	975	975
Capital reserve	13,157	13,315
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(305,041)	(309,971)
Total equity	68,087	63,413
Total liabilities and equity	81,391	74,773

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2021	2022
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,278)	(4,435)
SALES AND MARKETING EXPENSES	(154)	(637)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,017)	(1,007)
OPERATING LOSS	(5,449)	(6,079)
NON-OPERATING INCOME (EXPENSES), NET	(4,561)	1,268
FINANCIAL INCOME	117	67
FINANCIAL EXPENSES	(299)	(186)
NET LOSS AND COMPREHENSIVE LOSS	(10,192)	(4,930)

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.02)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	559,537,952	715,156,008

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Warrants	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2021:
Issuance of share capital and warrants, net	6,805	24,979	975	-	-	-	32,759
Warrants exercised	2,051	17,523	-	-	-	-	19,574
Employee stock options exercised	5	38	-	(38)	-	-	5
Employee stock options forfeited and expired	-	139	-	(139)	-	-	-
Share-based compensation	-	-	-	471	-	-	471
Comprehensive loss for the period	-	-	-	-	-	(10,192)	(10,192)
BALANCE AT MARCH 31, 2021	18,731	321,920	975	12,616	(1,416)	(288,179)	64,647

	Ordinary shares	Share premium	Warrants	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2022:
Employee stock options forfeited and expired	-	98	-	(98)	-	-	-
Share-based compensation	-	-	-	256	-	-	256
Comprehensive loss for the period	-	-	-	-	-	(4,930)	(4,930)
BALANCE AT MARCH 31, 2022	21,066	399,444	975	13,315	(1,416)	(309,971)	63,413

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2021	2022
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(10,192)	(4,930)
Adjustments required to reflect net cash used in operating activities (see appendix below)	3,963	(656)
Net cash used in operating activities	(6,229)	(5,586)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(42,000)	(7,000)
Maturities of short-term deposits	5,758	12,066
Purchase of property and equipment	(19)	(18)
Net cash provided by (used in) investing activities	(36,261)	5,048

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	42,765	-
Employee stock options exercised	5	-
Repayments of loan	(814)	(895)
Repayments of lease liabilities	(49)	(48)
Net cash provided by (used in) financing activities	41,907	(943)

DECREASE IN CASH AND CASH EQUIVALENTS	(583)	(1,481)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	16,831	12,990
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(201)	(63)
CASH AND CASH EQUIVALENTS - END OF PERIOD	16,047	11,446

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2021	2022
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	182	173
Exchange differences on cash and cash equivalents	201	63
Fair value adjustments of warrants	4,597	(1,255)
Share-based compensation	471	256
Interest on short-term deposits	(38)	(65)
Interest on loan	93	41
Exchange differences on lease liabilities	(65)	(41)
	5,441	(828)

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(976)	(82)
Increase (decrease) in accounts payable and accruals	(502)	254
	(1,478)	172
	3,963	(656)

Supplemental information on interest received in cash	22	68

Supplemental information on interest paid in cash	200	112

Supplemental information on non-cash portion of transaction related to exercised warrants	9,568	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of March 31, 2022, and for the three months then ended, were approved by the Board of Directors on May 10, 2022, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2022 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

 BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION (cont.)

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars over the world on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and the capital markets. As of the date of release of these financial statements, the Company estimates there are no material effects of this conflict on its financial position and results of operations.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 and for the year then ended.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. From the effective date of the agreement through the issuance date of this report, 402,327 ADSs have been sold under the program for total gross proceeds of approximately $1.1 million.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHAREHOLDERS’ EQUITY

As of December 31, 2021 and March 31, 2022, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2021	2022

Authorized share capital	1,500,000,000	1,500,000,000

Issued and paid-up share capital	715,156,008	715,156,008

	In USD and NIS
	December 31,	March 31,
	2021	2022

Authorized share capital (in NIS)	150,000,000	150,000,000

Issued and paid-up share capital (in NIS)	71,515,600	71,515,600

Issued and paid-up share capital (in USD)	21,066,368	21,066,368